FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated June 12, 2018

Item 1

Rating Action: Moody's assigns Counterparty Risk Ratings to 15 Indian banks

12 Jun 2018

Singapore, June 12, 2018 -- Moody's Investors Service has today assigned Counterparty Risk Ratings (CRRs) to 15 rated banks and their branches, as applicable.

The 15 Indian banks comprise: 1) Axis Bank Ltd, 2) Bank of Baroda, 3) Bank of India, 4) Canara Bank, 5) Central Bank of India, 6) HDFC Bank Limited, 7) ICICI Bank Limited, 8) IDBI Bank Ltd, 9) Indian Overseas Bank, 10) Oriental Bank of Commerce, 11) Punjab National Bank, 12) State Bank of India, 13) Syndicate Bank, 14) Union Bank of India, and 15) Yes Bank Limited.

At the same time, Moody's has upgraded the Counterparty Risk Assessments (CR Assessments) of Axis Bank Ltd, Bank of Baroda, ICICI Bank Limited and their branches, as applicable to Baa2(cr)/P-2(cr) from Baa3(cr)/P-3(cr). The CR assessment of Punjab National Bank was upgraded to Baa3(cr)/P-3(cr) from Ba1(cr)/NP(cr).

Moody's Counterparty Risk Ratings are opinions of the ability of entities to honor the uncollateralized portion of non-debt counterparty financial liabilities (CRR liabilities) and also reflect the expected financial losses in the event that such liabilities are not honored. CRR liabilities typically relate to transactions with unrelated parties. Examples of CRR liabilities include the uncollateralized portion of payables arising from derivatives transactions and the uncollateralized portion of liabilities under sale and repurchase agreements. CRRs are not applicable to funding commitments or other obligations associated with covered bonds, letters of credit, guarantees, servicer and trustee obligations, and other similar obligations that arise from a bank performing its essential operating functions.

RATINGS RATIONALE

The CRRs assigned to the 15 Indian banks are in line with the CR Assessments.

Because Moody's considers that India (Baa2 stable) does not have an operational resolution regime, in assigning CRRs to the Indian banks subject to these rating actions, Moody's applies its basic Loss Given Failure (LGF) approach. Moody's basic LGF analysis positions CRRs in line with the bank's CRA, one notch above the banks' adjusted BCAs, prior to government support.

The CRR also incorporates between zero to three notches of uplift due to Moody's assessment of government support for the 15 banks in times of need, based on the banks' systemic importance India. The uplifts are in line with those applied to the CR Assessments.

OUTLOOK

CRRs do not carry outlooks.

AXIS BANK - WHAT COULD CHANGE THE RATING UP

Moody's could upgrade Axis Bank's deposit ratings if Moody's upgrades the bank's BCA. Nevertheless, Moody's could revise the ratings outlook to positive if the bank is able to improve its asset quality and profitability profile on a sustained basis or its capital position significantly strengthens.

AXIS BANK - WHAT COULD CHANGE THE RATING DOWN

Axis Bank's BCA could be downgraded if: (1) the bank's nonperforming loan (NPL) ratio deteriorates significantly from current levels, (2) a decline in earnings leads to a significant decrease in its internal capital generation, or (3) there is a material weakening of its capital from current levels. Moody's could also downgrade the deposit ratings if Moody's downgrades the Government of India's sovereign rating.

BANK OF BARODA - WHAT COULD CHANGE THE RATING UP

Given the stable ratings outlook, Bank of Baroda's ratings are unlikely to face upward pressure over the next 12-18 months. Nevertheless, Moody's could revise the ratings outlook to positive if the bank is able to improve its profitability profile on a sustained basis or its capital position significantly strengthens.

BANK OF BARODA - WHAT COULD CHANGE THE RATING DOWN

Bank of Baroda's ratings could be downgraded if further credit losses worsen the bank's capital position. Any indication of diminishing government support to levels below what Moody's expect could also lead to a downgrade of the bank's ratings.

BANK OF INDIA - WHAT COULD CHANGE THE RATING UP

Given the stable ratings outlook, Bank of India's ratings are unlikely to face upward pressure over the next 12-18 months. Nevertheless, Moody's could revise the outlook to positive if the bank returns to profitability on a sustained basis, which will help in internal capital generation.

BANK OF INDIA - WHAT COULD CHANGE THE RATING DOWN

Bank of India's BCA and ratings could face downward pressure if further credit losses worsen the bank's capital position. Any indication that government support has diminished for the bank could also lead to a downgrade of the bank's ratings.

CANARA BANK - WHAT COULD CHANGE THE RATING UP

Given the stable ratings outlook, Canara Bank's ratings are unlikely to face upward pressure over the next 12-18 months. Nevertheless, Moody's could revise the outlook to positive if the bank is able to improve its overall asset quality or improve its profitability profile on a sustained basis.

CANARA BANK - WHAT COULD CHANGE THE RATING DOWN

Canara Bank's ratings could face downward pressure, if further credit losses worsen its capital position. Any indication that government support has diminished to levels below what Moody's expects could also lead to a downgrade of the bank's ratings.

CENTRAL BANK OF INDIA - WHAT COULD CHANGE THE RATING UP

Given the positive ratings outlook, Moody's could upgrade Central Bank of India's ratings over the next 12-18 months, if the capital infusion from the Indian government helps strengthen the bank's capital to a level above minimum regulatory requirements (including the capital conservation buffer) under Basel III standards, or the bank returns to profitability on a sustainable basis.

CENTRAL BANK OF INDIA - WHAT COULD CHANGE THE RATING DOWN

Downward pressure on Central Bank of India's ratings will emerge if further credit losses worsen the bank's capital position. Any indication that government support has diminished to levels below what Moody's expects in this rating action could also lead to a ratings downgrade.

HDFC BANK LIMITED - WHAT COULD CHANGE THE RATING UP

Moody's could upgrade HDFC Bank Limited's senior unsecured debt and deposit ratings if Moody's upgrades India's sovereign rating.

HDFC BANK LIMITED - WHAT COULD CHANGE THE RATING DOWN

Downward pressure on HDFC Bank's BCA could arise from: (1) a sustained deterioration in impaired loans or loan-loss reserves; (2) a significantly higher new NPL formation rate than previously experienced; (3) a decline in earnings, leading to a significant decrease in internal capital generation; or (4) a downgrade in the sovereign foreign-currency debt rating.

ICICI BANK LIMITED - WHAT COULD CHANGE THE RATING UP

Moody's could upgrade ICICI Bank Limited's deposit ratings if Moody's upgrades both the bank's BCA and the Government of India's sovereign rating. Nevertheless, Moody's could revise the ratings outlook to positive if the bank is able to improve its asset quality and profitability profile on a sustained basis or its capital position significantly strengthens.

ICICI BANK LIMITED - WHAT COULD CHANGE THE RATING DOWN

ICICI Bank's BCA could be downgraded if: (1) the bank's NPL ratio deteriorates significantly from the current level, or (2) a decline in earnings leads to a significant decrease in internal capital generation. Moody's could also downgrade the deposit ratings if Moody's downgrades India's sovereign rating.

IDBI BANK LTD - WHAT COULD CHANGE THE RATING UP

Given the positive outlook, Moody's could upgrade IDBI Bank's ratings over the next 12-18 months, if the government capital infusion helps strengthen the bank's capital to a level above minimum regulatory requirements (including the capital conservation buffer) under Basel III standards, or the bank returns to profitability on a sustained basis.

IDBI BANK LTD - WHAT COULD CHANGE THE RATING DOWN

Downward pressure on IDBI Bank's ratings will emerge if further credit losses worsen its capital position. Any indication that government support has diminished to levels below what Moody's expects in this rating action could also lead to a ratings downgrade.

INDIAN OVERSEAS BANK - WHAT COULD CHANGE THE RATING UP

Given the positive outlook, Moody's could upgrade Indian Overseas Bank's ratings over the next 12-18 months if: (1) the government capital infusion helps strengthen the bank's capital to a level above minimum regulatory requirements (including a capital conservation buffer) under Basel III standards, or (2) the bank returns to profitability on a sustained basis.

INDIAN OVERSEAS BANK - WHAT COULD CHANGE THE RATING DOWN

Downward pressure on Indian Overseas Bank's ratings will emerge if further credit losses worsen the bank's capital position. Any indication that government support has diminished to levels below what Moody's expects in this rating action could also lead to a rating downgrade.

ORIENTAL BANK OF COMMERCE - WHAT COULD CHANGE THE RATING UP

Given the stable outlook, Oriental Bank of Commerce's ratings are unlikely to face upward pressure over the next 12-18 months. Nevertheless, Moody's could revise the ratings outlook to positive if the bank returns to profitability on a sustained basis, which will help in internal capital generation.

ORIENTAL BANK OF COMMERCE - WHAT COULD CHANGE THE RATING DOWN

Moody's could downgrade Oriental Bank of Commerce's BCA and ratings if further credit losses worsen the bank's capital position. Any indication that government support has diminished for the bank could also lead to a downgrade of the bank's ratings.

PUNJAB NATIONAL BANK - WHAT COULD CHANGE THE RATING UP

Moody's could upgrade Punjab National Bank's BCA and ratings if the capital infusion received from the Government of India or any actions taken by management improves the bank's capitalization to a level that is in line with that of its higher-rated Indian peers.

PUNJAB NATIONAL BANK - WHAT COULD CHANGE THE RATING DOWN

Moody's will downgrade Punjab National Bank's BCA and ratings if the bank's capitalization worsens to levels below what Moody's currently expects. Any indication that government support to the bank has diminished will also lead to a rating downgrade.

STATE BANK OF INDIA - WHAT COULD CHANGE THE RATING UP

Moody's could upgrade State Bank of India's senior unsecured debt and deposit ratings if Moody's upgrades India's sovereign rating, given Moody's expectation of a very high level of government support to the bank in times of need.

STATE BANK OF INDIA - WHAT COULD CHANGE THE RATING DOWN

Downward pressure on State Bank of India's BCA will arise if further credit losses worsen its capital position. Additionally, any indications that support from the Indian government has diminished or that additional capital requirements may arise beyond the government's budgeted amount could put the bank's deposit and senior unsecured debt ratings under pressure.

A downgrade of India's sovereign rating or any downward changes in the sovereign's ceilings will also negatively affect the bank's deposit and senior unsecured debt ratings.

SYNDICATE BANK - WHAT COULD CHANGE THE RATING UP

Moody's could upgrade Syndicate Bank's ratings if the bank is able to improve its profitability on a sustained basis or its capital position is strengthened significantly by way of external capital.

SYNDICATE BANK - WHAT COULD CHANGE THE RATING DOWN

Syndicate Bank's ratings would face downward pressure if further credit losses worsened the bank's capital position. Any indication of government support diminishing to levels below Moody's expectations could also lead to a downgrade of the bank's ratings.

UNION BANK OF INDIA - WHAT COULD CHANGE THE RATING UP

Given the stable ratings outlook, Union Bank of India's ratings are unlikely to face upward pressure over the next 12-18 months. Nevertheless, Moody's could revise the ratings outlook to positive if the bank returns to profitability on a sustained basis, which will help in internal capital generation.

UNION BANK OF INDIA - WHAT COULD CHANGE THE RATING DOWN

Moody's could downgrade Union Bank's BCA and ratings if further credit losses worsen its capital position. Any indication that government support for the bank has diminished could also lead to a downgrade of the bank's ratings.

YES BANK LIMITED - WHAT COULD CHANGE THE RATING UP

Upward pressure on Yes Bank's BCA could develop if: (1) the bank maintains its current asset quality ratios, while reducing its credit risk concentration to large borrowers; (2) the bank's funding profile improves, for example, by growing its proportion of CASA/total deposits to levels in line with the industry average, without adversely affecting its net interest margin; and (3) the bank sustains its profitability and maintains adequate loss-absorbing buffers.

YES BANK LIMITED - WHAT COULD CHANGE THE RATING DOWN

A downward revision of India's sovereign rating could lead to a downgrade in Yes Bank's deposit rating. Downward pressure on the bank's BCA could develop from: (1) a sustained deterioration in impaired loans or loan-loss reserves, or if the rate of new NPL formation is significantly higher than previously experienced; or (2) a decline in earnings, which would lead to a significant decrease in internal capital generation.

List of affected ratings/inputs:

Axis Bank Ltd:

Assigned Local currency long-term Counterparty Risk Rating of Baa2.

Assigned Local currency short-term Counterparty Risk Rating of P-2.

Counterparty risk assessment upgraded to Baa2(cr)/P-2(cr) from Baa3(cr)/P-3(cr)

Axis Bank Ltd, Singapore Branch:

Assigned Local currency long-term Counterparty Risk Rating of Baa2.

Assigned Local currency short-term Counterparty Risk Rating of P-2.

Counterparty risk assessment upgraded to Baa2(cr)/P-2(cr) from Baa3(cr)/P-3(cr) Axis Bank Limited, Hong Kong Branch:

Assigned local currency long-term Counterparty Risk Rating of Baa2.

Assigned local currency short-term Counterparty Risk Rating of P-2.

Counterparty risk assessment upgraded to Baa2(cr)/P-2(cr) from Baa3(cr)/P-3(cr)

Axis Bank Limited, DIFC Branch:

Assigned local currency long-term Counterparty Risk Rating of Baa2.

Assigned local currency short-term Counterparty Risk Rating of P-2.

Counterparty risk assessment upgraded to Baa2(cr)/P-2(cr) from Baa3(cr)/P-3(cr)

Bank of Baroda:

Assigned local currency long-term Counterparty Risk Rating of Baa2.

Assigned local currency short-term Counterparty Risk Rating of P-2.

Counterparty risk assessment upgraded to Baa2(cr)/P-2(cr) from Baa3(cr)/P-3(cr)

Bank of Baroda (London):

Assigned local currency long-term Counterparty Risk Rating of Baa2.

Assigned local currency short-term Counterparty Risk Rating of P-2.

Counterparty risk assessment upgraded to Baa2(cr)/P-2(cr) from Baa3(cr)/P-3(cr)

Bank of India:

Assigned local currency long-term Counterparty Risk Rating of Baa3.

Assigned local currency short-term Counterparty Risk Rating of P-3.

Bank of India (London):

Assigned local currency long-term Counterparty Risk Rating of Baa3.

Assigned local currency short-term Counterparty Risk Rating of P-3.

Bank of India, Jersey Branch:

Assigned local currency long-term Counterparty Risk Rating of Baa3.

Assigned local currency short-term Counterparty Risk Rating of P-3.

Canara Bank:

Assigned local currency long-term Counterparty Risk Rating of Baa3.

Assigned local currency short-term Counterparty Risk Rating of P-3.

Canara Bank, London Branch:

Assigned local currency long-term Counterparty Risk Rating of Baa3.

Assigned local currency short-term Counterparty Risk Rating of P-3.

Central Bank of India:

Assigned local currency long-term Counterparty Risk Rating of Ba2.

Assigned local currency short-term Counterparty Risk Rating of NP.

HDFC Bank Limited:

Assigned local currency long-term Counterparty Risk Rating of Baa1.

Assigned local currency short-term Counterparty Risk Rating of P-2.

HDFC Bank Limited, Bahrain Branch:

Assigned local currency long-term Counterparty Risk Rating of Ba1.

Assigned local currency short-term Counterparty Risk Rating of NP.

HDFC Bank Limited, Hong Kong Branch:

Assigned local currency long-term Counterparty Risk Rating of Baa1.

Assigned local currency short-term Counterparty Risk Rating of P-2.

ICICI Bank Limited:

Assigned local currency long-term Counterparty Risk Rating of Baa2.

Assigned local currency short-term Counterparty Risk Rating of P-2.

Counterparty risk assessment upgraded to Baa2(cr)/P-2(cr) from Baa3(cr)/P-3(cr)

ICICI Bank Limited, Bahrain Branch:

Assigned local currency long-term Counterparty Risk Rating of Ba1.

Assigned local currency short-term Counterparty Risk Rating of NP.

ICICI Bank Limited, Dubai Branch:

Assigned local currency long-term Counterparty Risk Rating of Baa2.

Assigned local currency short-term Counterparty Risk Rating of P-2.

Counterparty risk assessment upgraded to Baa2(cr)/P-2(cr) from Baa3(cr)/P-3(cr)

ICICI Bank Limited, Hong Kong Branch:

Assigned local currency long-term Counterparty Risk Rating of Baa2.

Assigned local currency short-term Counterparty Risk Rating of P-2.

Counterparty risk assessment upgraded to Baa2(cr)/P-2(cr) from Baa3(cr)/P-3(cr)

ICICI BANK LIMITED, NEW YORK BRANCH:

Assigned local currency long-term Counterparty Risk Rating of Baa2.

Assigned local currency short-term Counterparty Risk Rating of P-2.

Counterparty risk assessment upgraded to Baa2(cr)/P-2(cr) from Baa3(cr)/P-3(cr)

ICICI Bank Ltd, Singapore Branch:

Assigned local currency long-term Counterparty Risk Rating of Baa2.

Assigned local currency short-term Counterparty Risk Rating of P-2.

Counterparty risk assessment upgraded to Baa2(cr)/P-2(cr) from Baa3(cr)/P-3(cr)

IDBI Bank Ltd:

Assigned local currency long-term Counterparty Risk Rating of Ba3.

Assigned local currency short-term Counterparty Risk Rating of NP.

IDBI Bank Ltd, DIFC Branch:

Assigned local currency long-term Counterparty Risk Rating of Ba3.

Assigned local currency short-term Counterparty Risk Rating of NP.

Indian Overseas Bank:

Assigned local currency long-term Counterparty Risk Rating of Ba2.

Assigned local currency short-term Counterparty Risk Rating of NP.

Indian Overseas Bank, Hong Kong Branch:

Assigned local currency long-term Counterparty Risk Rating of Ba2.

Assigned local currency short-term Counterparty Risk Rating of NP.

Oriental Bank of Commerce:

Assigned local currency long-term Counterparty Risk Rating of Baa3.

Assigned local currency short-term Counterparty Risk Rating of P-3.

Punjab National Bank:

Assigned local currency long-term Counterparty Risk Rating of Baa3.

Assigned local currency short-term Counterparty Risk Rating of P-3.

Counterparty risk assessment upgraded to Baa3(cr)/P-3(cr) from Ba1(cr)/NP(cr)

State Bank of India:

Assigned local currency long-term Counterparty Risk Rating of Baa2.

Assigned local currency short-term Counterparty Risk Rating of P-2.

State Bank of India, DIFC Branch:

Assigned local currency long-term Counterparty Risk Rating of Baa2.

Assigned local currency short-term Counterparty Risk Rating of P-2.

State Bank of India, Hong Kong Branch:

Assigned local currency long-term Counterparty Risk Rating of Baa2.

Assigned local currency short-term Counterparty Risk Rating of P-2.

State Bank of India, London Branch:

Assigned local currency long-term Counterparty Risk Rating of Baa2.

Assigned local currency short-term Counterparty Risk Rating of P-2.

State Bank of India, Nassau Branch:

Assigned local currency long-term Counterparty Risk Rating of Baa2.

Assigned local currency short-term Counterparty Risk Rating of P-2. Syndicate Bank:

Assigned local currency long-term Counterparty Risk Rating of Baa3.

Assigned local currency short-term Counterparty Risk Rating of P-3.

Syndicate Bank, London Branch:

Assigned local currency long-term Counterparty Risk Rating of Baa3.

Assigned local currency short-term Counterparty Risk Rating of P-3.

Union Bank of India:

Assigned local currency long-term Counterparty Risk Rating of Baa3.

Assigned local currency short-term Counterparty Risk Rating of P-3.

Union Bank of India, Hong Kong Branch:

Assigned local currency long-term Counterparty Risk Rating of Baa3.

Assigned local currency short-term Counterparty Risk Rating of P-3.

Yes Bank Limited:

Assigned local currency long-term Counterparty Risk Rating of Baa3.

Assigned local currency short-term Counterparty Risk Rating of P-3.

The principal methodology used in these ratings was Banks published June 2018. Please see the Rating Methodologies page on www.moodys.com for a copy of this methodology.

Axis Bank Ltd, headquartered in Mumbai, reported total assets of INR6.9 trillion (USD106 billion) at 31 March 2018.

Bank of Baroda, headquartered in Baroda (Gujarat), reported total assets of INR7.2 trillion (USD111 billion) at 31 March 2018.

Bank of India, headquartered in Mumbai, reported total assets of INR6.1 trillion (USD94 billion) at 31 March 2018.

Canara Bank, headquartered in Bangalore, reported total assets of INR6.2 trillion (USD95 billion) at 31 March 2018.

Central Bank of India, headquartered in Mumbai, reported total assets of INR3.3 trillion (UD$50 billion) at 31 March 2018.

HDFC Bank Limited, headquartered in Mumbai, reported total assets of INR10.6 trillion (USD163 billion) 31 March 2018.

ICICI Bank Limited, headquartered in Mumbai, reported total assets of INR8.8 trillion (USD135 billion) at 31 March 2018.

IDBI Bank Ltd, headquartered in Mumbai, reported total assets of INR3.5 trillion (USD54 billion) at 31 March 2018.

Indian Overseas Bank, headquartered in Chennai, reported total assets of INR2.5 trillion (USD38 billion) 31 March 2018.

Oriental Bank of Commerce, headquartered in New Delhi, reported total assets of INR2.3 trillion (USD36 billion) 31 March 2018.

Punjab National Bank, headquartered in New Delhi, reported total assets of INR7.7 trillion (USD118 billion) 31 March 2018.

State Bank of India, headquartered in Mumbai, reported total assets of INR34.5 trillion (USD531 billion) 31

March 2018.

Syndicate Bank, headquartered in Bangalore, reported total assets of INR3.2 trillion (USD50 billion) at 31 March 2018.

Union Bank of India, headquartered in Mumbai, reported total assets of INR4.9 trillion (USD75 billion) 31 March 2018.

Yes Bank Limited, headquartered in Mumbai, reported total assets of INR3.1 trillion (USD48 billion) 31 March 2018.

REGULATORY DISCLOSURES

For ratings issued on a program, series or category/class of debt, this announcement provides certain regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody's rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the credit rating action on the support provider and in relation to each particular credit rating action for securities that derive their credit ratings from the support provider's credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this credit rating action, and whose ratings may change as a result of this credit rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

The below contact information is provided for information purposes only. Please see the ratings tab of the issuer page at www.moodys.com, for each of the ratings covered, Moody's disclosures on the lead rating analyst and the Moody's legal entity that has issued the ratings.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody's legal entity that has issued the rating.

Please see the ratings tab on the issuer/entity page on www.moodys.com for additional regulatory disclosures for each credit rating.

Alka Anbarasu

VP - Senior Credit Officer

Financial Institutions Group

Moody's Investors Service Singapore Pte. Ltd.

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Singapore Land Tower

Singapore 48623

Singapore

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Client Service: 852 3551 3077

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MD - Banking

Financial Institutions Group

JOURNALISTS: 81 3 5408 4110

Client Service: 81 3 5408 4100

Releasing Office:

Moody's Investors Service Singapore Pte. Ltd.

50 Raffles Place #23-06

Singapore Land Tower

Singapore 48623

Singapore

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

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Moody’s Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody’s Corporation (“MCO”), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody’s Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody’s Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS’s ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading “Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy.”

Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY’S affiliate, Moody’s Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody’s Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to “wholesale clients” within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY’S that you are, or are accessing the document as a representative of, a “wholesale client” and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to “retail clients” within the meaning of section 761G of the Corporations Act 2001. MOODY’S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY’S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody's Japan K.K. (“MJKK”) is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody’s Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody’s SF Japan K.K. (“MSFJ”) is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization (“NRSRO”). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 13, 2018	By:	/s/ Shanthi Venkatesan

			Name :	Ms. Shanthi Venkatesan
			Title :	Deputy General Manager